Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

July 6, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Keith Gregory, Division of Investment Management, Disclosure Review Office

RE:	Great-West Funds, Inc. (“Registrant”)
Post-Effective Amendment No. 156 to Registration Statement on Form N-1A
File Nos. 2-75503, 811-03364

Commissioners:

Reference is made to post-effective amendment no. 156 (“Amendment No. 156”) to the above referenced registration statement filed on behalf of Great-West Funds, Inc. pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”) filed with the Commission on June 29, 2018 (SEC Accession No. 0001193125-18-209167).

Set forth below is a Staff comment on Amendment No. 156, communicated by email on July 5, 2018 by you, followed by the Registrant’s response. Capitalized terms not defined in this letter have the meanings given them in the prospectus.

Comment No. 1

Please provide a completed fee table and example via EDGAR Correspondence as soon as practicable for the Funds to facilitate staff review of the registration statement.

Response

Comment complied with by providing the completed fee table and example for each of the five Funds in Appendix A attached hereto.

To assist the Staff, we have delivered a courtesy copy of Amendment No. 156 to Mr. Keith Gregory in the Division of Investment Management, Disclosure Review Office.

Please direct any question or comment regarding Amendment No. 156 to me at (303) 737-3011 or to Ryan L. Logsdon at (303) 737-4675.

Sincerely,

/s/ Cara B. Owen

Cara B. Owen

Senior Counsel & Assistant Secretary

cc:	Keith Gregory of the Division of Investment Management Disclosure Review Office Ryan L. Logsdon, Vice President, Counsel & Secretary, Great-West Funds, Inc.

Enclosures

Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

Appendix A

Great-West Core Strategies: Flexible Bond Fund

Annual Fund Operating Expenses1 (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class	Class L
Management Fees	0.38%	0.38%	0.38%
Distribution and Service (12b-1) Fees	0.00%	0.00%	0.25%
Total Other Expenses	0.20%	0.58%	0.58%
Shareholder Services Fees	0.00%	0.35%	0.35%
Other Expenses[1]	0.20%	0.23%	0.23%
Total Annual Fund Operating Expenses	0.58%	0.96%	1.21%
Fee Waiver and Expense Reimbursement[2]	0.13%	0.16%	0.16%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.45%	0.80%	1.05%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.
[2]

Great-West Capital Management, LLC (“GWCM”), the Fund’s investment adviser, has contractually agreed to waive advisory fees or reimburse expenses if Total Annual Fund Operating Expenses of a Class exceed 0.45% of the Class’s average daily net assets, excluding acquired fund fees and expenses, Distribution and Service (12b-1) Fees, Shareholder Services Fees, brokerage expenses, taxes, dividend interest on short sales, interest expenses, and any extraordinary expenses, including litigation costs (the “Expense Limit”). The agreement’s current term ends on August 28, 2019 and automatically renews for one-year terms unless it is terminated by the Fund or GWCM upon written notice within 90 days of the end of the current term or upon termination of the investment advisory agreement between the Fund and GWCM. Under the agreement, GWCM may recoup, subject to Board approval, these waivers and reimbursements in future periods, not exceeding three years following the particular waiver/reimbursement, provided Total Annual Fund Operating Expenses of a Class plus such recoupment do not exceed the lesser of the Expense Limit that was in place at the time of the waiver/reimbursement or the Expense Limit in place at the time of recoupment.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and applies whether you hold or redeem all of your shares at the end of each period. The Example also assumes that the expense reimbursement is in place for the first year, that your investment has a 5% return each year, that all dividends and capital gains are reinvested, and that the Fund’s operating expenses are the amount shown in the fee table and remain the same for the years shown. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
Institutional Class	$46	$171
Investor Class	$81	$289
Class L	$107	$367

Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

Great-West Core Strategies: Inflation-Protected Securities Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class	Class L
Management Fees	0.33%	0.33%	0.33%
Distribution and Service (12b-1) Fees	0.00%	0.00%	0.25%
Total Other Expenses	0.35%	0.62%	0.62%
Shareholder Services Fees	0.00%	0.35%	0.35%
Other Expenses[1]	0.35%	0.27%	0.27%
Total Annual Fund Operating Expenses	0.68%	0.95%	1.20%
Fee Waiver and Expense Reimbursement[2]	0.28%	0.20%	0.20%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.40%	0.75%	1.00%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.
[2]

Great-West Capital Management, LLC (“GWCM”), the Fund’s investment adviser, has contractually agreed to waive advisory fees or reimburse expenses if Total Annual Fund Operating Expenses of a Class exceed 0.40% of the Class’s average daily net assets, excluding acquired fund fees and expenses, Distribution and Service (12b-1) Fees, Shareholder Services Fees, brokerage expenses, taxes, dividend interest on short sales, interest expenses, and any extraordinary expenses, including litigation costs (the “Expense Limit”). The agreement’s current term ends on August 28, 2019 and automatically renews for one-year terms unless it is terminated by the Fund or GWCM upon written notice within 90 days of the end of the current term or upon termination of the investment advisory agreement between the Fund and GWCM. Under the agreement, GWCM may recoup, subject to Board approval, these waivers and reimbursements in future periods, not exceeding three years following the particular waiver/reimbursement, provided Total Annual Fund Operating Expenses of a Class plus such recoupment do not exceed the lesser of the Expense Limit that was in place at the time of the waiver/reimbursement or the Expense Limit in place at the time of recoupment.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and applies whether you hold or redeem all of your shares at the end of each period. The Example also assumes that the expense reimbursement is in place for the first year, that your investment has a 5% return each year, that all dividends and capital gains are reinvested, and that the Fund’s operating expenses are the amount shown in the fee table and remain the same for the years shown. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
Institutional Class	$40	$188
Investor Class	$76	$282
Class L	$102	$361

Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

Great-West Core Strategies: International Equity Fund

Annual Fund Operating Expenses1 (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class	Class L
Management Fees	0.53%	0.53%	0.53%
Distribution and Service (12b-1) Fees	0.00%	0.00%	0.25%
Total Other Expenses	0.31%	0.67%	0.67%
Shareholder Services Fees	0.00%	0.35%	0.35%
Other Expenses[1]	0.30%	0.31%	0.31%
Acquired Fund Fees and Expenses[1]	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	0.84%	1.20%	1.45%
Fee Waiver and Expense Reimbursement[2]	0.18%	0.19%	0.19%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.66%	1.01%	1.26%

[1]	“Other Expenses” and “Acquired Fund Fees” are based on estimated amounts for the current fiscal year.
[2]

Great-West Capital Management, LLC (“GWCM”), the Fund’s investment adviser, has contractually agreed to waive advisory fees or reimburse expenses if Total Annual Fund Operating Expenses of a Class exceed 0.65% of the Class’s average daily net assets, excluding acquired fund fees and expenses, Distribution and Service (12b-1) Fees, Shareholder Services Fees, brokerage expenses, taxes, dividend interest on short sales, interest expenses, and any extraordinary expenses, including litigation costs (the “Expense Limit”). The agreement’s current term ends on August 28, 2019 and automatically renews for one-year terms unless it is terminated by the Fund or GWCM upon written notice within 90 days of the end of the current term or upon termination of the investment advisory agreement between the Fund and GWCM. Under the agreement, GWCM may recoup, subject to Board approval, these waivers and reimbursements in future periods, not exceeding three years following the particular waiver/reimbursement, provided Total Annual Fund Operating Expenses of a Class plus such recoupment do not exceed the lesser of the Expense Limit that was in place at the time of the waiver/reimbursement or the Expense Limit in place at the time of recoupment.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and applies whether you hold or redeem all of your shares at the end of each period. The Example also assumes that the expense reimbursement is in place for the first year, that your investment has a 5% return each year, that all dividends and capital gains are reinvested, and that the Fund’s operating expenses are the amount shown in the fee table and remain the same for the years shown. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
Institutional Class	$67	$250
Investor Class	$103	$363
Class L	$129	$440

Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

Great-West Core Strategies: Short Duration Bond Fund

Annual Fund Operating Expenses1 (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class	Class L
Management Fees	0.23%	0.23%	0.23%
Distribution and Service (12b-1) Fees	0.00%	0.00%	0.25%
Total Other Expenses	0.25%	0.52%	0.52%
Shareholder Services Fees	0.00%	0.35%	0.35%
Other Expenses[1]	0.25%	0.17%	0.17%
Total Annual Fund Operating Expenses	0.48%	0.75%	1.00%
Fee Waiver and Expense Reimbursement[2]	0.23%	0.15%	0.15%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.25%	0.60%	0.85%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.
[2]

Great-West Capital Management, LLC (“GWCM”), the Fund’s investment adviser, has contractually agreed to waive advisory fees or reimburse expenses if Total Annual Fund Operating Expenses of a Class exceed 0.25% of the Class’s average daily net assets, excluding acquired fund fees and expenses, Distribution and Service (12b-1) Fees, Shareholder Services Fees, brokerage expenses, taxes, dividend interest on short sales, interest expenses, and any extraordinary expenses, including litigation costs (the “Expense Limit”). The agreement’s current term ends on August 28, 2019 and automatically renews for one-year terms unless it is terminated by the Fund or GWCM upon written notice within 90 days of the end of the current term or upon termination of the investment advisory agreement between the Fund and GWCM. Under the agreement, GWCM may recoup, subject to Board approval, these waivers and reimbursements in future periods, not exceeding three years following the particular waiver/reimbursement, provided Total Annual Fund Operating Expenses of a Class plus such recoupment do not exceed the lesser of the Expense Limit that was in place at the time of the waiver/reimbursement or the Expense Limit in place at the time of recoupment.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and applies whether you hold or redeem all of your shares at the end of each period. The Example also assumes that the expense reimbursement is in place for the first year, that your investment has a 5% return each year, that all dividends and capital gains are reinvested, and that the Fund’s operating expenses are the amount shown in the fee table and remain the same for the years shown. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
Institutional Class	$26	$131
Investor Class	$62	$226
Class L	$87	$305

Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

Great-West Core Strategies: U.S. Equity Fund

Annual Fund Operating Expenses1 (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class	Class L
Management Fees	0.47%	0.47%	0.47%
Distribution and Service (12b-1) Fees	0.00%	0.00%	0.25%
Total Other Expenses	0.10%	0.51%	0.51%
Shareholder Services Fees	0.00%	0.35%	0.35%
Other Expenses[1]	0.09%	0.15%	0.15%
Acquired Fund Fees and Expenses[1]	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	0.57%	0.98%	1.23%
Fee Waiver and Expense Reimbursement[2]	0.01%	0.07%	0.07%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.56%	0.91%	1.16%

[1]	“Other Expenses” and “Acquired Fund Fees” are based on estimated amounts for the current fiscal year.
[2]

Great-West Capital Management, LLC (“GWCM”), the Fund’s investment adviser, has contractually agreed to waive advisory fees or reimburse expenses if Total Annual Fund Operating Expenses of a Class exceed 0.55% of the Class’s average daily net assets, excluding acquired fund fees and expenses, Distribution and Service (12b-1) Fees, Shareholder Services Fees, brokerage expenses, taxes, dividend interest on short sales, interest expenses, and any extraordinary expenses, including litigation costs (the “Expense Limit”). The agreement’s current term ends on August 28, 2019 and automatically renews for one-year terms unless it is terminated by the Fund or GWCM upon written notice within 90 days of the end of the current term or upon termination of the investment advisory agreement between the Fund and GWCM. Under the agreement, GWCM may recoup, subject to Board approval, these waivers and reimbursements in future periods, not exceeding three years following the particular waiver/reimbursement, provided Total Annual Fund Operating Expenses of a Class plus such recoupment do not exceed the lesser of the Expense Limit that was in place at the time of the waiver/reimbursement or the Expense Limit in place at the time of recoupment.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and applies whether you hold or redeem all of your shares at the end of each period. The Example also assumes that the expense reimbursement is in place for the first year, that your investment has a 5% return each year, that all dividends and capital gains are reinvested, and that the Fund’s operating expenses are the amount shown in the fee table and remain the same for the years shown. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
Institutional Class	$58	$183
Investor Class	$92	$304
Class L	$118	$382